EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	SIX MONTHS ENDED JUNE 30,
	2004	2005
Computation of Earnings:
Loss from continuing operations before income taxes and minority interests	$(153,782)	$(358,842)
Add:
Fixed charges (as computed below)	134,790	96,296

	$(18,992)	$(262,546)

Computation of Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$108,117	$72,292
Amortization of deferred financing costs and discounts on long-term debt	5,773	2,370
Interest component of operating lease expense	20,900	21,634

Fixed charges	134,790	96,296
Preferred stock dividends	19,028	19,221

Combined fixed charges and preferred stock dividends	$153,818	$115,517

Ratio of Earnings to Fixed Charges	—	—

Deficiency of Earnings to Cover Fixed Charges	$153,782	$358,842

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$172,810	$378,063